Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

Introduction

The following is a summary of information concerning the capital stock of Optex Systems Holdings, Inc. (the “Company”). This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to the Company’s Certificate of Incorporation, Bylaws, Certificate of Designation of Series A Convertible Preferred Stock (“Series A Certificate of Designation”), Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional, and other Special Rights and the Qualifications, Limitations, Restrictions, and other Distinguishing Characteristics of Series B Preferred Stock (“Series B Certificate of Designation”), and Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (“Series C Certificate of Designation”). The Company’s Certificate of Incorporation, Bylaws, Series A Certificate of Designation, Series B Certificate of Designation and Series C Certificate of Designation include more details regarding the provisions described below and other provisions. The Company has filed copies of those documents with the United States Securities and Exchange Commission (“SEC”).

Authorized Capital Stock

The Company’s authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 5,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), of which (i) 1,027 are designed as Series A Convertible Preferred Stock (“Series A Shares”), (ii) 1,010 are designed as Series B Convertible Preferred Stock (“Series B Shares”), and (iii) 400 are designed as Series C Convertible Preferred Stock (“Series C Shares”).

Common Stock

Dividends. Holders of shares of our Common Stock will be entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) at its discretion out of funds legally available for that purpose, subject to the preferential rights of any outstanding shares of Preferred Stock. The timing, declaration, amount and payment of future dividends depends on the Company’s financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant. The Company’s Board makes all decisions regarding its payment of dividends from time-to-time in accordance with applicable law.

Voting Rights. The holders of the Company’s Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. With certain exceptions, a majority of the votes cast at a stockholder meeting at which a quorum is present must approve all stockholder matters. Except with respect to vacancies or new directorships, the Company’s Bylaws provide that directors are elected by a plurality of the votes cast on the election of directors at a stockholder meeting at which a quorum is present. The holders of the Company’s Common Stock do not have cumulative voting rights for the election of directors or for any other purpose.

Other Rights. Subject to any preferential liquidation rights of holders of Preferred Stock that may be outstanding, upon the Company’s dissolution, the holders of Common Stock will be entitled to share ratably in its assets legally available for distribution to the Company’s stockholders. The holders of the Common Stock do not have preemptive rights or preferential rights to subscribe for shares of the Company’s capital stock.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that may be issued in the future will also be fully paid and non-assessable.

Undesignated Preferred Stock

The Company currently has no outstanding shares of Preferred Stock, with all previously issued Series A Shares, Series B Shares and Series C Shares having been converted or redeemed. The Board has no present intention to issue any shares of Preferred Stock. The Company is authorized to issue up to 5,000 shares of Preferred Stock in one or more class or series. An aggregate of 2,437 shares of Preferred Stock were previously designated as Series A Shares, Series B Shares or Series C Shares, so only 2,563 shares of authorized Preferred Stock remain available for issuance in a new class or series. The Board, without further action by the holders of the Common Stock, may issue shares of Preferred Stock. The Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of any Preferred Stock issued, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of Preferred Stock, and to fix the number of classes or series of Preferred Stock, the number of shares constituting each class or series and the voting powers for each class or series.

Anti-Takeover Provisions of the Company’s Certificate of Incorporation and Bylaws and Delaware Law

The Company’s Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of it and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company’s Board rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Filling Vacancies. Any vacancy on the Board, however occurring, including a vacancy resulting from an increase in the size of the Board, may be filled by the affirmative vote of a majority of the Board’s directors then in office, even if less than a quorum. The treatment of vacancies may have the effect of making it more difficult for stockholders to change the composition of the Board.

Section 203 of the Delaware General Corporation Law. The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by the Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the Company and the interested stockholder;

●	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the Company’s our assets;

●	subject to exceptions, any transaction that results in the issuance or transfer by the Company of any of its stock to the interested stockholder;

●	subject to exceptions, any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any of the Company’s class or series beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by the entity or person.

Undesignated Preferred Stock. The Company’s Certificate of Incorporation provides for 5,000 authorized shares of Preferred Stock, with 2,563 of such Preferred Stock remaining available for designation and issuance in a new class or series. The existence of authorized but unissued shares of Preferred Stock may enable the Board to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal is not in the best interests of the Company’s stockholders, the Board could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Company’s Certificate of Incorporation grants the Board broad power to establish the rights and preferences of authorized and unissued shares of Preferred Stock. The issuance of shares of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of the Company.

Transfer Agent

Our transfer agent is Equity Stock Transfer LLC.

Listing

Our Common Stock is quoted on the OTCQB under the symbol “OPXS”.